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                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    -----------

                                    SCHEDULE 13G

                                   (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                           (AMENDMENT NO. _____________)*

                                LJL BioSystems, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     501873 10 3
                        -------------------------------------
                                    (CUSIP Number)

                                  December 31, 1998
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)

     / /  Rule 13d-1(c)

     /X/  Rule 13d-1(d)









*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------                        ------------------------------
CUSIP NO. 501873 10 3                    13G             PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     GALINA I. LEYTES

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) /X/

                                                                      (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  NUMBER OF
                ----------------------------------------------------------------
   SHARES       6   SHARED VOTING POWER

BENEFICIALLY        4,665,500*

  OWNED BY      ----------------------------------------------------------------
                7   SOLE DISPOSITIVE POWER
    EACH
                ----------------------------------------------------------------
  REPORTING     8   SHARED DISPOSITIVE POWER

   PERSON           4,665,500*

    WITH
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,665,500*

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     37.20% **

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN

--------------------------------------------------------------------------------

* Consists of 4,005,500 shares jointly held by Lev J. Leytes and Galina I. Leytes, 600,000 shares held by Yalta Investments, L.P., 30,000 shares held by the Dina I. Leytes Irrevocable Trust and 30,000 shares held by the Mary E. Leytes Irrevocable Trust. Ms. Leytes disclaims beneficial ownership of the shares held in each trust except to the extent of her pecuniary interest therein.

** Calculated based on  12,541,268 shares outstanding as of February 10, 1999.

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                            INSTRUCTIONS FOR SCHEDULE 13G



INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers if voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G," below)

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)  The third row is for SEC internal use; please leave blank.

(4) CITIZENSHIP OR PLACE OF ORGANIZATION--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(12) TYPE OF REPORTING PERSON--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13 G) and place the appropriate symbol on the form:

          CATEGORY                                               SYMBOL
     Broker Dealer                                                 BD
     Bank                                                          BK
     Insurance Company                                             IC
     Investment Company                                            IV
     Investment Adviser                                            IA
     Employee Benefit Plan, Pension Fund, or Endowment Fund        EP
     Parent Holding Company/Control Person                         HC
     Savings Association                                           SA
     Church Plan                                                   CP
     Corporation                                                   CO
     Partnership                                                   PN
     Individual                                                    IN
     Other                                                         OO

NOTES:

     Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

     Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

     Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

                SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

     Under Section 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

     Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain

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beneficial owners of certain equity securities.  This statement will be made a matter of public record. Therefore any information given will be available for inspection by any member of the public

     Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

     Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                                GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

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--------------------------                        ------------------------------
CUSIP NO. 501873 10 3                13G                 PAGE 5 OF 7 PAGES
--------------------------                        ------------------------------

ITEM 1(a).     NAME OF ISSUER:

                    LJL BioSystems, Inc.
               -----------------------------------------------------------------

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    405 Tasman Drive, Sunnyvale, CA  94089
               -----------------------------------------------------------------

ITEM 2(a).     NAME OF PERSON FILING:

                    Galina I. Leytes
               -----------------------------------------------------------------

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    405 Tasman Drive, Sunnyvale, CA  94089
               -----------------------------------------------------------------

ITEM 2(c).     CITIZENSHIP:

                    U.S.A.
               -----------------------------------------------------------------

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

                    Common Stock, Par Value $0.001 Per Share
               -----------------------------------------------------------------

ITEM 2(e).     CUSIP NUMBER:

                    501873 10 3
               -----------------------------------------------------------------


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), 13d-2(b) OR 13d-2(c), CHECK WHETHER THE PERSON FILING IS A:

 (a)    / / Broker or dealer registered under Section 15 of the Exchange Act;

 (b)    / / Bank as defined in section 3(a)(6) of the Exchange Act;

 (c)    / / Insurance company as defined in section 3(a)(19) of the Exchange
        Act;

 (d) / / Investment company registered under section 8 of the Investment Company Act;

 (e)    / / An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

 (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


 (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

 (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

 (j)    / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


       If this statement is filed pursuant to Rule 13d-1(c), check this box
       / /

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--------------------------                        ------------------------------
CUSIP NO. 501873 10 3                13G                 PAGE 6 OF 7 PAGES
--------------------------                        ------------------------------

ITEM 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


     (a)  Amount Beneficially Owned:

          4,665,500*
          ----------------------------------------------------------------------

     (b)  Percent of Class:

          37.20%, calculated based on 12,541,268 shares of Common Stock outstanding as of February 10, 1999
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote
                                                        ------------------------
          (ii)  Shared power to vote or to direct the vote  4,665,500*
                                                          ----------------------
          (iii) Sole power to dispose or to direct the disposition of
                                                                     -----------
          (iv)  Shared power to dispose or to direct the disposition of
                4,665,500*
                ----------------------------------------------------------------

* Consists of 4,005,500 shares jointly held by Lev J. Leytes and Galina I. Leytes, 600,000 shares held by Yalta Investments, L.P., 30,000 shares held by the Dina I. Leytes Irrevocable Trust and 30,000 shares held by Mary E. Leytes Irrevocable Trust. Ms. Leytes disclaims beneficial ownership of the shares held in each trust except to the extent of her pecuniary interest therein.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. 4,005,500 shares are jointly held with Lev J. Leytes, Mrs. Leytes' spouse. In addition, Mr. and Mrs. Leytes are general partners of Yalta Investments, L.P. Dina I. Leytes, the beneficiary of the Dina I. Leytes Irrevocable Trust, is the daughter of Mrs. Leytes. Mary E. Leytes, beneficiary of the Mary E. Leytes Irrevocable Trust, is the daughter of Mrs. Leytes.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.
         N/A

ITEM 10.  CERTIFICATION.
         N/A

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--------------------------                        ------------------------------
CUSIP NO. 501873 10 3               13G                  PAGE 7 OF 7 PAGES
--------------------------                        ------------------------------

                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 4 , 1999
                         -----------------------------------------------
                                              Date


                                       /s/ Galina I. Leytes
                         -----------------------------------------------
                                            Signature


                           Galina I. Leytes, Executive Vice President
                         -----------------------------------------------
                                            Name/Title



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     NOTE: SCHEDULE FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 (b) FOR OTHER PARTS TO WHOM COPIES ARE TO BE SENT.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).